SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
TECH DATA CORPORATION
(Name of Subject Company (Issuer))
TECH DATA CORPORATION
(Name of Filing Corporation (Issuer))
2.0% Convertible Subordinated Debentures due 2021
(Title of Class of Securities)
878237AB2 and 878237AC0
(CUSIP Numbers of Classes of Securities)

JEFFERY P. HOWELLS
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TECH DATA CORPORATION
5350 TECH DATA DRIVE
CLEARWATER, FLORIDA 33760
TELEPHONE: (727) 539-7429
(Name, address and telephone number of person authorized to receive notices and communication on behalf of filing persons)

COPIES TO:
FRANK N. FLEISCHER, ESQ.
GRAYROBINSON, P.A.
201 N. FRANKLIN STREET, SUITE 2200
TAMPA, FLORIDA 33602
TELEPHONE: (813) 273-5135

CALCULATION OF FILING FEE

TITLE OF EACH CLASS		PROPOSED MAXIMUM	PROPOSED MAXIMUM	AMOUNT OF
OF SECURITIES TO BE	AMOUNT TO BE	OFFERING PRICE	AGGREGATE	REGISTRATION
REGISTERED(1)	REGISTERED	PER UNIT(1)	OFFERING PRICE(1)	FEE
2.0% Convertible Subordinated Debentures due 2021 (“New Debentures”)	$290,000,000 (2)	100%	$290,000,000	$36,743 (3)

(1)	This Schedule TO relates to the exchange by Tech Data of an aggregate principal amount of up to $290,000,000 of Tech Data’s new 2.0% Convertible Subordinated Debentures due 2021 (the “New Debentures”), for a like principal amount of Tech Data’s currently outstanding 2.0% Convertible Subordinated Debentures due 2021 (the “Existing Debentures”).

(2)	This amount is the maximum principal amount of Tech Data’s issued and outstanding Existing Debentures that Tech Data may receive from tendering holders.

(3)	The registration fee of $36,743 has been paid in connection with the Company’s Registration Statement on Form S-4, filed concurrently with this Schedule TO. The amount of the registration fee was calculated, pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on $290,000,000, the outstanding principal balance as of November 16, 2004 of the Existing Debentures that Tech Data may receive from tendering holders.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $36,743	Form or Registration No.: Form S-4
Filing Party: Tech Data Corporation	Date Filed: November 16, 2004

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐     third-party tender offer subject to Rule 14d-1.

☒     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO is being filed by Tech Data Corporation pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange an aggregate principal amount of up to $290,000,000 of Tech Data’s New Debentures for a like principal amount of Tech Data’s currently outstanding Existing Debentures. The maximum principal amount of New Debentures that may be issued in this exchange offer is $290,000,000.

     This exchange offer is subject to the terms and conditions set forth in the prospectus, subject to completion, dated November 16, 2004 (the "Prospectus”) and in the related Letter of Transmittal which are a part of the registrant’s Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission concurrently with this Schedule TO.

     The information in the Registration Statement, including all exhibits thereto, is incorporated herein by reference in answer to all of the items in this Schedule TO, except as otherwise set forth below.

Item 1. Summary Term Sheet.

     The information in the Registration Statement under the heading “Summary—The Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. Tech Data Corporation (“Tech Data”) is the issuer and the subject company. Its address is 5350 Tech Data Drive, Clearwater, Florida 33760. Its telephone number is (727) 539-7429.

     (b) Securities. As of November 15, 2004 there was $290,000,000 aggregate principal amount of Existing Debentures outstanding.

     (c) Trading Market and Price. The Existing Debentures are not listed on any national securities exchange. The Existing Debentures are eligible for trading on The Portal Market of the National Association of Securities Dealers, Inc. However, there is no established public reporting or trading system for the Existing Debentures and trading in the Existing Debentures has been limited and sporadic.

Item 3. Identity and Background of Filing Person.

     (a) The information set forth in Item 2(a) above; the information in Item 10 of Tech Data’s Annual Report on Form 10-K for the fiscal year ended January 30, 2004 is hereby incorporated by reference. The business address and business telephone number of each of the persons specified in Instruction C to Schedule TO, as applicable to Tech Data, is the same as for Tech Data as stated in Item 2(a) above.

Item 4. Terms of the Transaction.

     (a)(1) Material Terms. The information in the Registration Statement under the headings “Summary—The Exchange Offer,” “Summary—Summary of Certain Differences between the Existing Debentures and the New Debentures,” “The Exchange Offer,” “Description of the New Debentures,” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

     (b) Purchases. No Existing Debentures are to be purchased from any officers, director or affiliate of Tech Data.

Item 5. Past Contacts, Transaction, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purpose. The information in the Registration Statement under the heading “Summary—The Exchange Offer—Purpose of the exchange offer” is incorporated herein by reference.

     (b) Use of Securities Acquired. The information in the Registration Statement under the heading “Use of Proceeds” is incorporated herein by reference.

     (c) Plans

          (1) None.

          (2) None.

          (3) The information in the Registration Statement under the headings “Summary—The Exchange Offer” and “Summary—The Exchange Offer—Purpose of the exchange offer” is incorporated herein by reference.

          (4) None.

          (5) None.

          (6) None.

          (7) None.

          (8) None.

          (9) None.

          (10) None.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information in the Registration Statement under the heading “Summary—The Exchange Offer” and “The Exchange Offer” is incorporated herein by reference.

     (b) Conditions. The information in the Registration Statement under the heading “The Exchange Offer—Conditions for the Completion of the Exchange Offer” is incorporated herein by reference.

     (d) Borrowed Funds. None.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. None.

     (b) Securities Transactions. During the past 60 days, Tech Data has not executed any transaction in the Existing Debentures nor is Tech Data aware of any such transaction during that period by any of the following person: (1) any person named in Instruction C of Schedule TO promulgated by the Securities and Exchange Commission, as such Instruction relates to Tech Data, or any associate or majority-owned subsidiary of Tech Data, or (3) any executive officer or director of any subsidiary of Tech Data.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information in the Registration Statement under the heading “The Exchange Offer—Fees and Expenses of the Exchange Offer” is incorporated herein by reference.

     (b) Employees and corporate assets. Tech Data’s officers, directors and employees may solicit noteholders by mail, telephone, personally or otherwise, without additional compensation.

Item 10. Financial Statements.

     (a) Financial Information

          (1) The information on pages 30 through 55 in Tech Data’s Annual Report on Form 10-K for the fiscal year ended January 31, 2004 is incorporated herein by reference.

          (2) The information on pages 2 through 15 of Tech Data’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004 is incorporated herein by reference.

          (3) The information in the Registration Statement under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

          (4) At July 31, 2004, the book value per share was $29.02.

     (b) Pro forma Information. Not applicable.

Item 11. Additional Information.

     (a) Agreements Regulatory Requirements and Legal Proceedings

          (1) Not applicable.

          (2) The only regulatory requirements that must be met are those imposed by applicable securities laws.

          (3) Not applicable.

          (4) Not applicable.

          (5) None.

     (b) Other Material Information. None.

Item 12. Exhibits.

Exhibit Number	Description of Document
(a)(1)(A)	Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement.
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.2 to the Registration Statement.
(a)(1)(C)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.
(a)(1)(D)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.
(a)(2)	None.
(a)(3)	None.
(a)(4)	Prospectus, incorporated herein by reference to Part I of the Registration Statement.
(a)(5)(i)	Press Release issued by Tech Data, incorporated by reference to Exhibit 99.1 to Tech Data’s Current Report on Form 8-K filed on November 16, 2004 and pursuant to Rule 425.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TECH DATA CORPORATION
By /s/ Jeffery P. Howells
Name:	Jeffery P. Howells
Title:	Executive Vice President and Chief Financial Officer

Dated: November 16, 2004

EXHIBIT INDEX

Exhibit Number	Description of Document
(a)(1)(A)	Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement.
(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.2 to the Registration Statement.
(a)(1)(C)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.
(a)(1)(D)	Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.
(a)(2)	None.
(a)(3)	None.
(a)(4)	Prospectus, incorporated herein by reference to Part I of the Registration Statement.
(a)(5)(i)	Press Release issued by Tech Data, incorporated by reference to Exhibit 99.1 to Tech Data’s Current Report on Form 8-K filed on November 16, 2004 and pursuant to Rule 425.
(b)	None.
(d)	None.
(g)	None.
(h)	None.